SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of Shareholders’ Meeting

We hereby inform that the Shareholders of Eletrobras, assembled today at the Extraordinary General Meetings, decided on the following issues:

Ref: 160th Extraordinary General Meeting

1 - Election of Mr. Marcelo Gasparino da Silva as member of the Board of Directors representing minority shareholders, individuals and legal entities of private law, according to item III, article 17, of the bylaws of the company

2 - Extension of the concession contracts n°s 062/2001 - ANEEL and 004/2004 - ANEEL (Eletrobras Furnas); n°s 058/2001 - ANEEL and 02/2012 - ANEEL (Eletrobras Eletronorte); n°s 061/2001 - ANEEL and 006/2004 - ANEEL (Eletrobras Chesf); and n° 057/2001 - ANEEL (Eletrobras Eletrosul), pursuant to provisional measure nº 579, dated 09.11.2012, Decree nº 7,805, dated 09.14.2012, of Ordinances nºs 578/MME, dated 10.31.2012, Decree MME nº 579, dated 10.31.2012 and Interministerial Decree nº 580/MME/MF, dated 11.01.2012.

Brasília, December 3, 2012

Armando Casado de Araujo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.